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                          February 9, 2024

       Pierre Galoppi
       Chief Executive Officer
       Brera Holdings PLC
       Connaught House, 5th Floor
       One Burlington Road
       Dublin 4, D04 C5Y6 Ireland

                                                        Re: Brera Holdings PLC
                                                            Registration
Statement on Form F-3
                                                            Filed February 5,
2024
                                                            File No. 333-276870

       Dear Pierre Galoppi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services